EXHIBIT 4C

DESCRIPTION OF COMMON STOCK

The following summary description of the securities is not complete and is qualified in its entirety by reference to our Articles of Incorporation, as amended, our Bylaws, as amended, and applicable provisions of the Virginia Stock Corporation Act.

General

Our outstanding shares of common stock are listed on the NASDAQ Global Select Market under the symbol “BSET.” The transfer agent for the Common Stock is American Stock Transfer & Trust Company. The authorized capital stock of the Company consists of 50,000,000 shares of Common Stock, $5.00 par value.

Rights of Our Common Stock

All outstanding shares of Common Stock are of the same class and have equal rights and attributes. Each holder of Common Stock is entitled to one vote for each share held of record on each matter submitted to a vote of shareholders. Cumulative voting in the election of directors is not permitted. As a result, the holders of more than 50% of the outstanding shares have the power to elect all directors. The quorum required at a shareholders’ meeting for consideration of any matter is a majority of the shares entitled to vote on that matter, represented in person or by proxy. If a quorum is present, the affirmative vote of a majority of shares represented at the meeting and entitled to vote on the matter is required for shareholder approval, except in the case of certain major corporate actions, such as the merger or liquidation of the Company, an amendment to the Company’s articles of incorporation, or the sale of all or substantially all of the Company’s assets, with respect to which, pursuant to Article (j) of the Company’s Articles of Incorporation, approval is required by the affirmative vote of eighty-five percent of all shares entitled to vote on the matter, whether or not represented at the meeting.

The holders of shares of Common Stock are entitled to receive dividends when, as and if declared by the Board of Directors in the manner and upon the terms and conditions provided under Virginia law and the Company’s Articles of Incorporation. There are no conversion rights or sinking fund provisions with respect to shares of Common Stock. As described in Section 13.1-651 of the Virginia Code, the stockholders of a corporation incorporated on or before December 31, 2005 have preemptive rights to acquire proportional amounts of a corporation’s unissued shares upon the decision of the board of directors to issue them, unless such rights are limited or denied in the corporation’s articles of incorporation. There are no preemptive rights with respect to (i) shares issued to officers or employees of a corporation or of its subsidiaries pursuant to a plan approved by the stockholders or (ii) shares sold other than for money, unless preemptive rights are expressly conferred in the articles of incorporation. The Company’s Articles of Incorporation contain no limitation or denial of preemptive rights except with respect to shares of common stock that were issued under a now-expired stock plan for non-employee directors. There are no preemptive rights expressly conferred in the Company’s Articles of Incorporation.

Pursuant to Article (i) of the Company’s Articles of Incorporation, in the event that any person (“Acquiring Person”) who is the beneficial owner (directly or indirectly), of more than fifty percent of the shares of Common Stock outstanding becomes the beneficial owner of any additional shares pursuant to a tender offer or becomes the beneficial owner of more than fifty percent of the shares of Common Stock and any of such shares were acquired pursuant to a tender offer, each holder of shares of Common Stock, other than the Acquiring Person, shall have the right to have such shares redeemed by the Company at the redemption price as further specified in Article (i) Section 5 of the Company’s Articles of Incorporation. No holder of Common Stock shall have the right for the Company to redeem shares if the Company acting through a majority of its Board of Directors shall, within ten days following the announcement, publication or amendment to such tender offer, recommends to the holders of Common Stock that such tender offer be accepted by the holders of Common Stock.

Director Vacancies

Our Bylaws provide that any vacancies on our Board of Directors, including a vacancy resulting from the removal of a director or an increase in the number of directors, shall be filled at any meeting of our Board of Directors or any meeting of our shareholders.

Advance Notice for Shareholder Proposals and Nominations

Our Bylaws contain provisions requiring advance notice be delivered to the Company of any business to be brought by a shareholder before an annual meeting and providing for procedures to be followed by shareholders in nominating persons for election to our Board of Directors. For business to be brought by a shareholder before an annual meeting, a shareholder must give notice no later than 160 days prior to the one-year anniversary of the date of the preceding year’s annual meeting. For nominations for election to the Board of Directors, shareholders must give notice no later than 90 days prior to the one-year anniversary of the date of the preceding year’s annual meeting. The notice must contain the information required by our Bylaws, and the shareholder(s) and nominee(s) must comply with the information and other requirements required by our Bylaws.

Special Meetings of Shareholders

Our Bylaws state that special meetings of shareholders, for any purpose or purposes, unless prescribed by statute, may be called by the Chairman of the Board of Directors, the President or the Board of Directors.

Bylaw Amendment

Our Bylaws may be altered, amended or repealed and new Bylaws may be adopted by the Board of Directors. Bylaws adopted by the Board of Directors may be repealed or changed or new bylaws adopted by the shareholders at any annual shareholders meeting or at any special shareholders meeting when the proposed changes have been set out in the notice of such meeting.